Exhibit 99.6

NICE Nexidia Analytics Bolsters Digital Transformation for Leading Universal Bank

Capturing and analyzing 100% of customer calls, Siam Commercial Bank sees 27% increase in customer satisfaction scores and dramatic improvements in AHT and agent compliance

Hoboken, N.J., February 22, 2022 – NICE (Nasdaq: NICE) today announced that Siam Commercial Bank (SCB) has seen rapid and significant advances in contact center agent productivity and customer service after implementing NICE Nexidia Analytics. With all calls automatically tracked and evaluated by the interaction analytics solution, the bank’s contact center succeeded in reducing average handle times, increasing compliance with service level expectations, and improving customer satisfaction.

Siam Commercial Bank, Thailand's first indigenous bank, and the first financial institution in Thailand to implement NICE Nexidia Analytics, offers a full range of financial services and an extensive branch network. Its contact center staff of 1,500 agents handles more than 1.5 million outbound and inbound calls each month. Because the NICE Nexidia Analytics solution is fully integrated with Workforce Management and NICE Performance Management, the contact center’s agents can facilitate rapid, targeted action based on in-depth interaction analysis.

Since implementing the solution, SCB has benefited from increases in agent productivity, service quality, efficiency and customer satisfaction. Average handle times were reduced, thanks to Nexidia’s capability to drill down into long calls and identify root causes related to agent behavior or technical bottlenecks. Similarly, agent compliance with script and service requirements improved with the introduction of Nexidia’s actionable intelligence, leading to a 27% jump in customer satisfaction.

“Our services are backed by our continual pursuit of technological innovation,” said Surawat Shinawatra, Head of Customer Service, Siam Commercial Bank. “With NICE Nexidia Analytics we gained insight into 100% of our calls, which allowed us to understand where we had to improve and what advantages we could leverage to improve our customers’ experiences. It was a simple-to-implement, quick-win solution, delivering business value in a short period of time, with significant improvement in agent performance across multiple dimensions of contact center interactions.”

In response to rapid changes in the financial services industry, which is being reshaped by digital technology, regulatory change and new customer behavior, SCB has established a strategic plan called SCB Transformation. The program is designed to upgrade the bank’s infrastructure and enhance its long-term competitiveness.

“NICE is pleased to be a part of Siam Commercial Bank’s digital transformation, helping them achieve advanced customer service and agent performance,” said Darren Rushworth, APAC President, NICE. “With Nexidia Analytics, the bank’s contact center team is benefiting from a deeper understanding of consumer expectations, leading to the confidence, stability and personalization that is so critical in the financial services industry.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements of Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.